Sit Investment Associates, Inc.

Sit ESG Growth Fund

First Quarter 2017

Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview and Investment Process

Overview

- Sit Investment Associates was founded in 1981 and is an institutional investment manager that provides investment management expertise in domestic and international growth equities and taxable and municipal fixed income.
- Senior, experienced investment professionals actively manage approximately $14 billion of assets across three channels: Separately Managed Accounts, Private Investment Funds, and the Sit Mutual Funds (a family of 14 no-load mutual funds).
- Sit Investment's clients include public and private pension plans, foundations, endowments, high net worth individuals, and retail investors.
- The firm provides very competitive risk-adjusted investment results for client portfolios over extended periods utilizing a disciplined, fundamental research-driven process.
- Sit Investment takes pride in serving as a true extension of the clients' investment operations and providing highly individualized service in an increasingly challenging economic and financial environment. The firm's success is built on long-term client relationships, which in turn are built on a foundation of trust, commitment, understanding, and expertise.

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Total Assets Under Management
As of March 31, 2017: $13.7 Billion

- Equity $2.9 Billion
- Fixed Income $10.8 Billion

- Institutional Separate Accounts $10.9 Billion
- Sit Mutual Funds $2.8 Billion

History

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Investment Associates Group


Sit Investment Associates, Inc.
Sit Investment Associates, Inc.
Domestic/Global Equity
Sit International Investment Associates
International Equity
Sit Investment Fixed Income Advisors, Inc.
Fixed Income
Sit Mutual Funds
Large Cap Growth
Mid Cap Growth
Small Cap Growth
Dividend Growth
Global
EAFE+
Pacific Basin
Developing Markets
Taxable
Tax-Exempt
Domestic Growth Equity
International Growth Equity
Fixed Income

Investment Management & Research Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit	Raymond E. Sit
Kent L. Johnson	Robert W. Sit
Ronald D. Sit	Michael J. Stellmacher
David A. Brown	Stacey M. Curme
Denise A. Anderson	Ningning Tang
Joseph R. Eshoo	Bradley W. Meyer
Michael T. Manns	Lee J. Feltman
Michael C. Marzolf	Eric M. Manthe
Tasha M. Murdoff	Nicholas D. Tich
Mark A. Pepper	Samuel K. V. Krawczyk

Fixed Income Management

Michael C. Brilley
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Christopher M. Rasmussen
Todd S. Emerson
Matthew T. Hilliard
Jessica A. Ersfeld
Michael C. Hubbard
Michael J. Reich
Kevin P. O'Brien
Peter A. Ellingboe
Jason B. Miller
Chuck D. Officer
Andrew J. Tich

Research Responsibilities

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
Investment Strategy
- Economics
- Fixed Income
- Washington
- International
- Global Equities
- Domestic Equities

Generalist
Japan

Kent L. Johnson, CFA
Financial
- Asset Managers/Brokers
- GSE/Mortgage Finance
- Insurance - Specialty

Capital Goods/Defense
Transportation
Education
Environmental Services
Dir. Quant. & Portfolio Research
- Earnings/Portfolio Construction

Ronald D. Sit, CFA
Retail
- Gen. & Specialty Merchandising

Consumer Services
- Distribution Companies
- Leisure & Publishing
- Restaurants

Consumer Products
- Apparel
- Appliances & Furniture
- Beverages & Food

Economic Analysis

David A. Brown, CFA
Accounting & Corp. Governance
Consumer Services
- Entertainment
- Media

Consumer
- Gaming & Lodging
- Housing & Related
- Recreational Products

Denise A. Anderson, PhD
Healthcare
- Biotech & Medical Devices
- Medical Technology
- Pharmaceuticals
- Healthcare Information Svcs
- Healthcare Services

Joseph R. Eshoo
Telecommunicatons
- Wireline Services
- Wireless Services
- Telecommunication Equipment

Technology
Semiconductors
- Semi Capital Equipment
- Storage Hardware
- Computer Systems
  - Contract Manufacturing

Michael T. Manns
Healthcare
- Biotech & Medical Devices
- Medical Technology
- Pharmaceuticals

Healthcare Information Svcs
- Healthcare Services

Michael C. Marzolf
Financial
- Banks, S & L's
- Consumer Finance
- GSEs

Technology

Tasha M. Murdoff
Europe
- Western Europe
- UK
- Eastern Europe
- CIS

Canada
Japan

Mark A. Pepper
Europe
Economic Analysis
Investment Strategy
- Global Equities
- Washington

Raymond E. Sit
Asia ex Japan
- Southeast Asia
  - Greater China
- North Asia

Africa
- Middle East
- Latin America

Robert W. Sit, CFA
Technology
Software - All
Electronics Distributors
Information Services
Networking
Internet Services
Energy

Michael J. Stellmacher, CFA
Energy
- Exploration & Production
- Oil Services
- Electric Power Generation
- Commodity Cyclicals

Stacey M. Curme
Equity Trading
- Generalist

Ningning Tang, CFA
Asia ex Japan
Greater China

Bradley W. Meyer
Equity Trading
- Quantitative & Portfolio Research
- Technical Research
- Generalist

Lee J. Feltman
Quantitative & Portfolio Research
Valuation Analysis
- Earnings Analysis

Screening/Modeling
Quantitative Sell Discipline
- Generalist

Nicholas D. Tich
Quantitative & Portfolio Research
- Valuation Analysis
- Earnings Analysis
- Screening/Modeling
- Quantitative Sell Discipline

Generalist

Samuel K. V. Krawczyk
Generalist

Eric M. Manthe
Quantitative & Portfolio Research
Valuation Analysis
- Earnings Analysis

Screening/Modeling
Quantitative Sell Discipline
- Generalist

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Investment Associates, Inc.
Total Years Investment Experience 375 Years
Average Years Investment Experience 18.75 Years

Equity Professionals

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	26	19
Kent L. Johnson, CFA	24	27
Ronald D. Sit, CFA	32	32
David A. Brown, CFA	22	19
Denise A. Anderson, Ph.D.	19	8
Joseph R. Eshoo	22	8
Michael T. Manns	30	2
Michael C. Marzolf	18	0
Tasha M. Murdoff	17	21
Mark A. Pepper	18	13
Raymond E. Sit	25	25
Robert W. Sit, CFA	25	25
Michael J. Stellmacher, CFA	25	15
Stacey M. Curme	20	24
Ningning Tang, CFA	13	9
Bradley W. Meyer	14	15
Lee J. Feltman, CFA	9	9
Eric M. Manthe	5	12
Nicholas D. Tich	9	11
Samuel K. V. Krawczyk	2	2

Sit Mutual Fund Offerings

Higher Risk
Higher Growth Potential

GROWTH

- Developing Markets Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- ESG Growth Fund

GROWTH & INCOME

- Small Cap Dividend Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund

INCOME

- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Quality Income Fund

Lower Risk
Lower Growth Potential

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- World Class or Regional Dominance
- Distinctive Product or Services
- Proactive Managements
- Healthy Financials
- Attractive Valuations

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

ESG Growth Portfolios

What Do We Look For?

- The fundamental process is the same as in traditional Sit Growth Portfolios. We look for:

  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage;
  - Experienced management;
  - Consistency of earnings and cash flow generation; and
  - Emphasis on balance sheet strength, low debt and strong cash flow.

- We also look further for companies that exhibit strong ESG Practices. ESG factors often require a subjective analysis and are subject to change. ESG practices are evaluated using industry leading third-party services and SIA's own analysis that ranks companies within an industry or sector based on several ESG characteristics based on company and industry-specific factors:

  - Environmental factors may include environmental footprint, pollution impact and resource management;
  - Social factors may include human capital concerns, product safety, workplace diversity and employee welfare; and,
  - Governance factors may include corporate governance concerns, business ethics, sustainability policy and public policy concerns.

Sit ESG Growth Portfolio Structure / Characteristics

Investing in High Quality Growth Stocks that have Strong Environmental, Social and Corporate Governance (ESG) Practices

- The Sit ESG Growth Fund was launched on July 1, 2016 (ticker symbols IESGX/SESGX).
- SIA's equity portfolios have ranked very favorably in historical ESG analyses of holdings (Imprint Capital, Morningstar) as high quality companies tend to be leaders in corporate behavior and it is intuitive that investing in high quality companies is highly correlated with companies that will score well in ESG studies/rankings.
- ESG practices are evaluated using industry leading third-party services that evaluate companies within an industry or sector based on several ESG characteristics. Generally, the Adviser deems a company to have strong ESG practices when its industry ranking is in the top 50th percentile.
- Portfolio construction includes both negative screening (excluding companies with poor ESG rankings) and inclusive screening (identifying companies that are best in category/leaders in the area of ESG).
- The portfolio will invest primarily in large cap stocks and stocks of U.S and foreign companies that have strong ESG practices.
- The primary benchmark is the MSCI World Index.

The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the representative portfolio, is provided for illustrative purposes only and reflects one account within the composite. Please refer to the disclosure section for performance information and the composite presentation.

Sit Mutual Funds—Morningstar Sustainability Ratings

Sit esg Growth Fund (iesgx)

High

Percent Rank in Category: 1
Sustainability Score: 55
Based on 94% of AUM

Sit Global Dividend Growth Fund (GDGIX)

High

Percent Rank in Category: 10
Sustainability Score: 51
Based on 97% of AUM

Sit Small Cap Dividend Growth Fund (SSCDX)

High

Percent Rank in Category: 7
Sustainability Score: 42
Based on 90% of AUM

Sit Dividend Growth Fund (SDVGX)

Above Average

Percent Rank in Category: 15
Sustainability Score: 48
Based on 99% of AUM

Sit Large Cap Growth Fund (SNIGX)

Above Average

Percent Rank in Category: 13
Sustainability Score: 48
Based on 99% of AUM

Sit Mid Cap Growth Fund (NBNGX)

High

Percent Rank in Category: 9
Sustainability Score: 46
Based on 94% of AUM

Sustainability Score and Rating as of 3/31/2017. Sustainalytics provides company-level analysis used in the calculation of Morningstar's Sustainability Score. Sustainability Mandate information is derived from the fund prospectus.

III. Sit ESG Growth Portfolio

Sit ESG Growth Strategy
March 31, 2017

INVESTMENT OBJECTIVES

The Sit ESG Growth objective is to maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Sit ESG Growth strategy to achieve its objectives is to invest, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. These factors may include:

- Environmental factors;
  - Environmental footprint;
  - Pollution impact;
  - Resource management
- Social factors;
  - Human capital concerns;
  - Product safety;
  - Workplace diversity;
  - Employee welfare
- Governance factors
  - Corporate governance concerns;
  - Business ethics;
  - Sustainability policy;
  - Public policy concerns

The ESG Growth strategy invests in the common stock of U.S and foreign companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

SECTOR ALLOCATION (%)

Finance	20.2	Producer Manufacturing	7.9
Consumer Non-Durables	11.0	Electronic Technology	5.0
Health Technology	10.6	Energy Minerals	4.0
Technology Services	9.3	Sectors Less Than 4.0%	21.5
Consumer Services	8.4	Cash and Other Net Assets	2.1

COUNTRY ALLOCATION (%)

United States	58.8	United Kingdom	4.1
Switzerland	5.2	Germany	3.9
Spain	4.6	Ireland	3.7
France	4.2	4 Countries Less Than 3.7%	9.2
Netherlands	4.2	Cash and Other Assets	2.1

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit ESG Growth	13.3	11.2	23.2
MSCI World	8.8	7.7	27.6
MSCI World Growth	10.0	8.6	25.0

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP 10 HOLDINGS (%)

Johnson & Johnson	2.8
Pfizer, Inc.	2.6
3M Co.	2.6
Iberdrola SA, ADR	2.5
Intel Corp.	2.5
Microsoft Corp.	2.5
Starbucks Corp.	2.4
Marriott International, Inc.	2.4
Ingersoll-Rand, PLC	2.3
Suncor Energy, Inc.	2.3

PORTFOLIO CHARACTERISTICS

Number of Holdings:	60
Wtd. Avg. Market Cap:	$119.2 B
Median Market Cap:	$73.9 B
Turnover Rate:	27.0 %
Beta (vs. MSCI World Index):	0.95

Source: Sit Investment Associates, Inc.

Sit ESG Growth Fund
Historical Country Allocation

	Sep-16	Dec-16	Mar-17	MSCI World Mar-17
INDEX				
UNITED STATES	**52.2**	**56.9**	**58.9**	**57.7**
ASIA PACIFIC	**4.7**	**6.8**	**4.3**	**14.3**
AUSTRALIA	-	-	-	3.0
HONG KONG	-	1.3	1.2	1.8
JAPAN	4.7	5.6	3.1	8.6
NEW ZEALAND	-	-	-	0.1
SINGAPORE	-	-	-	0.8
EUROPE	**34.0**	**29.0**	**31.8**	**24.0**
AUSTRIA	-	-	-	0.1
BELGIUM	1.9	1.3	1.8	0.4
DENMARK	-	-	-	0.6
FINLAND	-	-	-	0.4
FRANCE	6.0	3.9	4.2	4.0
GERMANY	1.6	2.9	3.9	3.5
GREECE	-	-	-	-
IRELAND	5.0	5.1	3.7	0.9
ITALY	-	-	-	0.7
NETHERLANDS	4.0	4.1	4.3	1.8
NORWAY	-	-	-	0.2
PORTUGAL	-	-	-	0.1
SPAIN	4.5	4.3	4.6	1.2
SWEDEN	-	-	-	1.1
SWITZERLAND	5.6	4.4	5.3	3.6
GREAT BRITAIN	5.4	3.1	4.2	5.5
OTHER	-	-	-	**0.2**
ISRAEL	-	-	-	0.2
TOTAL INDEX REGIONS	**90.9**	**92.8**	**95.0**	**96.3**
NON-INDEX				
CANADA	**5.4**	**5.3**	**3.2**	3.7
ASIA PACIFIC	-	-	-	-
CHINA	-	-	-	-
EUROPE	-	-	-	-
LUXEMBOURG	-	-	-	-
LATIN AMERICA	-	-	-	-
BRAZIL	-	-	-	-
MEXICO	-	-	-	-
OTHER	-	-	-	-
BERMUDA	-	-	-	-
TOTAL NON-INDEX REGIONS	**5.4**	**5.3**	**3.2**	**3.7**
CASH	**3.7**	**2.0**	**1.8**	-
TOTAL	**100.0**	**100.0**	**100.0**	**100.0**

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit ESG Growth Fund
International Portfolio Evaluation
As of March 31, 2017 (in $000)

BELGIUM	MKT VAL	% PF
ANHEUSER-BUSCH INBEV SA/NV ADR	77	1.8%
	77	1.8%

CANADA	MKT VAL	% PF
SUNCOR ENERGY INC	100	2.3%
BCE INC	42	1.0%
	142	3.2%

FRANCE	MKT VAL	% PF
UNIBAIL-RODAMCO SE ADR	77	1.8%
INGENICO GROUP SA	65	1.5%
SCHLUMBERGER LTD	43	1.0%
	185	4.2%

GERMANY	MKT VAL	% PF
ALLIANZ SE ADR	95	2.2%
SIEMENS AG ADR	75	1.7%
	170	3.9%

GREAT BRITAIN	MKT VAL	% PF
COCA-COLA EUROPEAN PARTNERS PLC	79	1.8%
DIAGEO PLC ADR	69	1.6%
ROYAL DUTCH SHELL PLC ADR	33	0.8%
	182	4.2%

HONG KONG	MKT VAL	% PF
HSBC HOLDINGS PLC ADR	53	1.2%
	53	1.2%

IRELAND	MKT VAL	% PF
INGERSOLL-RAND PLC	102	2.3%
ACCENTURE PLC CL A	61	1.4%
	163	3.7%

JAPAN	MKT VAL	% PF
MITSUBISHI UFJ FINL GROUP ADR	53	1.2%
ASTELLAS PHARMA INC	42	1.0%
ASICS CORP	39	0.9%
	133	3.0%

NETHERLANDS	MKT VAL	% PF
ING GROEP NV ADR	99	2.3%
RELX NV-SPON ADR	87	2.0%
	186	4.3%

SPAIN	MKT VAL	% PF
IBERDROLA SA ADR	110	2.5%
INDUSTRIA DE DISENO TEXTIL SA	90	2.1%
	200	4.6%

SWITZERLAND	MKT VAL	% PF
ZURICH INSURANCE GROUP AG ADR	93	2.1%
NESTLE SA ADR	69	1.6%
ROCHE HOLDING AG ADR	67	1.5%
	230	5.2%

UNITED STATES	MKT VAL	% PF
JOHNSON & JOHNSON	121	2.8%
PFIZER INC	115	2.6%
3M CO	115	2.6%
INTEL CORP	110	2.5%
MICROSOFT CORP	109	2.5%
STARBUCKS CORP	105	2.4%
MARRIOTT INTERNATIONAL INC CL A	104	2.4%
HOME DEPOT INC/THE	98	2.2%
PEPSICO INC	89	2.0%
FEDEX CORP	88	2.0%

UNITED STATES (Continued)	MKT VAL	% PF
VERIZON COMMUNICATIONS INC	87	2.0%
GOLDMAN SACHS GROUP INC/THE	86	2.0%
ALPHABET INC - CL A	85	1.9%
DOW CHEMICAL CO/THE	83	1.9%
TJX COS INC/THE	75	1.7%
VISA INC	71	1.6%
JPMORGAN CHASE & CO	70	1.6%
DELTA AIR LINES INC	69	1.6%
ADOBE SYSTEMS INC	65	1.5%
T ROWE PRICE GROUP INC	63	1.4%
ABBVIE INC	62	1.4%
UNITEDHEALTH GROUP INC	62	1.4%
NIKE INC CL B	61	1.4%
LEGG MASON INC	58	1.3%
BOSTON SCIENTIFIC CORP	55	1.3%
ROCKWELL AUTOMATION INC	54	1.2%
ECOLAB INC	53	1.2%
HUMANA INC	52	1.2%
PRUDENTIAL FINANCIAL INC	51	1.2%
FACEBOOK INC-A	45	1.0%
COGNIZANT TECH SOLUTIONS CL A	45	1.0%
KEYCORP	44	1.0%
OCCIDENTAL PETROLEUM CORP	44	1.0%
APPLE INC	43	1.0%
ALLSTATE CORP/THE	43	1.0%
	2,580	58.9%

CASH	78	1.8%
TOTAL	4,379	100.0%

Sit ESG Growth Fund
(Medians)
March 31, 2017

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit ESG Growth Fund	17.6x	4.9%	2.1%	7.7%	14.7%	44%
MSCI World	17.3x	4.6%	2.2%	6.3%	8.6%	42%
MSCI World Growth	19.2x	4.4%	1.6%	9.1%	10.6%	38%

	Earnings			Balance Sheet / Profitability [1]			ESG Rankings [3]	
	Earnings Stability [2]	'15-'16 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital	ESG Percentile Rank	ESG Controversy Score
Sit ESG Growth Fund	13.5	10%	10%	12.8%	11.6%	24.6%	85.3	2.6
MSCI World	22.7	5%	9%	8.8%	7.4%	29.3%	67.7	2.4
MSCI World Growth	22.5	9%	10%	10.2%	8.5%	27.2%		

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

[3] ESG Rankings source is Sustainalytics.

Source: FactSet

Sit ESG Growth Fund
Rotation of Industry Weightings Over Time

	Sep-16	Dec-16	Mar-17	MSCI World Mar-17
CONSUMER DISCRETIONARY	**16.9**	**15.1**	**14.3**	**13.7**
Automobiles & Components	1.6	-	-	2.4
Consumer Durables & Apparel	4.0	3.8	2.3	2.0
Consumer Services	3.4	3.7	4.0	2.5
Hotels Restaurants & Leisure	-	-	-	-
Media	2.0	1.9	2.0	2.8
Retailing	5.8	5.7	6.0	4.1
INDUSTRIALS	**8.8**	**12.0**	**11.5**	**11.1**
Capital Goods	5.1	7.8	7.9	7.9
Commercial Services & Supplies	-	-	-	1.1
Transportation	3.6	4.2	3.6	2.2
ENERGY	**4.5**	**5.3**	**5.0**	**6.3**
Energy	4.5	5.3	5.0	6.3
CONSUMER STAPLES	**15.3**	**12.1**	**11.2**	**9.7**
Food & Staples Retailing	2.0	2.0	2.4	1.9
Food Beverage & Tobacco	11.1	9.1	8.8	5.7
Household & Personal Products	2.2	1.0	-	2.2
HEALTH CARE	**16.1**	**14.4**	**13.2**	**11.5**
Pharmaceuticals Biotechnology & Life Sciences	11.3	9.6	9.3	8.2
Health Care Equipment & Services	4.8	4.8	3.8	3.3
MATERIALS	**2.5**	**2.6**	**3.1**	**5.3**
Materials	2.5	2.6	3.1	5.3
FINANCIALS	**12.5**	**18.2**	**20.2**	**20.4**
Banks	-	2.5	3.4	7.5
Diversified Financials	6.0	7.2	8.6	5.5
Real Estate	1.5	1.4	1.8	2.8
Insurance	5.0	7.0	6.4	4.6
INFORMATION TECHNOLOGY	**10.7**	**11.7**	**14.3**	**14.8**
Semiconductors & Semiconductor Equipment	1.6	2.0	2.5	2.3
Software & Services	7.6	8.3	9.4	7.4
Technology Hardware & Equipment	1.4	1.3	2.5	5.1
TELECOMMUNICATION SERVICES	**4.5**	**4.3**	**2.9**	**3.5**
Telecommunication Services	4.5	4.3	2.9	3.5
UTILITIES	**4.5**	**2.4**	**2.5**	**3.5**
Utilities	4.5	2.4	2.5	3.5
MUTUAL FUNDS	**-**	**-**	**-**	
Mutual Funds	-	-	-	
CASH	**3.7**	**2.0**	**1.8**	**-**
TOTAL	100.0	100.0	100.0	100.0

Source: Sit Investment Associates, Inc.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit ESG Growth Fund
Portfolio Summary by Economic Sector
As Of March 31, 2017 (In $000)

CONSUMER DISCRETIONARY	MKT VAL	% PF
MARRIOTT INTERNATIONAL INC CL A	104	2.4%
HOME DEPOT INC/THE	98	2.2%
INDUSTRIA DE DISENO TEXTIL SA	90	2.1%
RELX NV-SPON ADR	87	2.0%
TJX COS INC/THE	75	1.7%
VISA INC	71	1.6%
NIKE INC CL B	61	1.4%
ASICS CORP	39	0.9%
	624	14.3%

CONSUMER STAPLES	MKT VAL	% PF
STARBUCKS CORP	105	2.4%
PEPSICO INC	89	2.0%
COCA-COLA EUROPEAN PARTNERS PLC	79	1.8%
ANHEUSER-BUSCH INBEV SA/NV ADR	77	1.8%
DIAGEO PLC ADR	69	1.6%
NESTLE SA ADR	69	1.6%
	489	11.2%

ENERGY	MKT VAL	% PF
SUNCOR ENERGY INC	100	2.3%
OCCIDENTAL PETROLEUM CORP	44	1.0%
SCHLUMBERGER LTD	43	1.0%
ROYAL DUTCH SHELL PLC ADR	33	0.8%
	221	5.0%

FINANCIALS	MKT VAL	% PF
ING GROEP NV ADR	99	2.3%
ALLIANZ SE ADR	95	2.2%
ZURICH INSURANCE GROUP AG ADR	93	2.1%

FINANCIALS (Continued)	MKT VAL	% PF
GOLDMAN SACHS GROUP INC/THE	86	2.0%
UNIBAIL-RODAMCO SE ADR	77	1.8%
JPMORGAN CHASE & CO	70	1.6%
T ROWE PRICE GROUP INC	63	1.4%
LEGG MASON INC	58	1.3%
HSBC HOLDINGS PLC ADR	53	1.2%
MITSUBISHI UFJ FINL GROUP ADR	53	1.2%
PRUDENTIAL FINANCIAL INC	51	1.2%
KEYCORP	44	1.0%
ALLSTATE CORP/THE	43	1.0%
	885	20.2%

HEALTH CARE	MKT VAL	% PF
JOHNSON & JOHNSON	121	2.8%
PFIZER INC	115	2.6%
ROCHE HOLDING AG ADR	67	1.5%
ABBVIE INC	62	1.4%
UNITEDHEALTH GROUP INC	62	1.4%
BOSTON SCIENTIFIC CORP	55	1.3%
HUMANA INC	52	1.2%
ASTELLAS PHARMA INC	42	1.0%
	577	13.2%

INDUSTRIALS	MKT VAL	% PF
3M CO	115	2.6%
INGERSOLL-RAND PLC	102	2.3%
FEDEX CORP	88	2.0%
SIEMENS AG ADR	75	1.7%
DELTA AIR LINES INC	69	1.6%
ROCKWELL AUTOMATION INC	54	1.2%
	503	11.5%

INFORMATION TECHNOLOGY	MKT VAL	% PF
INTEL CORP	110	2.5%
MICROSOFT CORP	109	2.5%
ALPHABET INC - CL A	85	1.9%
ADOBE SYSTEMS INC	65	1.5%
INGENICO GROUP SA	65	1.5%
ACCENTURE PLC CL A	61	1.4%
FACEBOOK INC-A	45	1.0%
COGNIZANT TECH SOLUTIONS CL A	45	1.0%
APPLE INC	43	1.0%
	628	14.3%

MATERIALS	MKT VAL	% PF
DOW CHEMICAL CO/THE	83	1.9%
ECOLAB INC	53	1.2%
	136	3.1%

TELECOMMUNICATION SERVICES	MKT VAL	% PF
VERIZON COMMUNICATIONS INC	87	2.0%
BCE INC	42	1.0%
	129	2.9%

UTILITIES	MKT VAL	% PF
IBERDROLA SA ADR	110	2.5%
	110	2.5%

CASH	78	1.8%
TOTAL	4,379	100.0%

Sit ESG Growth Fund
Top 25 Holdings
March 31, 2017

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	% PF	FY2017 P/E Ratio	EST LTG
JOHNSON & JOHNSON	UNITED STATES	HEALTH CARE	121	2.8%	16.7	5.8
PFIZER INC	UNITED STATES	HEALTH CARE	115	2.6%	12.3	6.3
3M CO	UNITED STATES	INDUSTRIALS	115	2.6%	20.3	8.2
IBERDROLA SA ADR	SPAIN	UTILITIES	110	2.5%	N/A	N/A
INTEL CORP	UNITED STATES	INFORMATION TECHNOLOGY	110	2.5%	12.2	6.3
MICROSOFT CORP	UNITED STATES	INFORMATION TECHNOLOGY	109	2.5%	20.2	9.8
STARBUCKS CORP	UNITED STATES	CONSUMER STAPLES	105	2.4%	23.7	16.4
MARRIOTT INTERNATIONAL INC CL A	UNITED STATES	CONSUMER DISCRETIONARY	104	2.4%	N/A	N/A
INGERSOLL-RAND PLC	IRELAND	INDUSTRIALS	102	2.3%	16.8	9.8
SUNCOR ENERGY INC	CANADA	ENERGY	100	2.3%	19.8	19.6
ING GROEP NV ADR	NETHERLANDS	FINANCIALS	99	2.3%	10.9	2.5
HOME DEPOT INC/THE	UNITED STATES	CONSUMER DISCRETIONARY	98	2.2%	18.4	11.7
ALLIANZ SE ADR	GERMANY	FINANCIALS	95	2.2%	10.4	5.8
ZURICH INSURANCE GROUP AG ADR	SWITZERLAND	FINANCIALS	93	2.1%	N/A	N/A
INDUSTRIA DE DISENO TEXTIL SA	SPAIN	CONSUMER DISCRETIONARY	90	2.1%	25.5	12.0
PEPSICO INC	UNITED STATES	CONSUMER STAPLES	89	2.0%	20.2	6.6
FEDEX CORP	UNITED STATES	INDUSTRIALS	88	2.0%	N/A	N/A
RELX NV-SPON ADR	NETHERLANDS	CONSUMER DISCRETIONARY	87	2.0%	N/A	N/A
VERIZON COMMUNICATIONS INC	UNITED STATES	TELECOMMUNICATION SERVICES	87	2.0%	12.3	3.5
GOLDMAN SACHS GROUP INC/THE	UNITED STATES	FINANCIALS	86	2.0%	N/A	N/A
ALPHABET INC - CL A	UNITED STATES	INFORMATION TECHNOLOGY	85	1.9%	21.5	18.3
DOW CHEMICAL CO/THE	UNITED STATES	MATERIALS	83	1.9%	14.5	6.9
COCA-COLA EUROPEAN PARTNERS PLC	GREAT BRITAIN	CONSUMER STAPLES	79	1.8%	15.1	7.3
UNIBAIL-RODAMCO SE ADR	FRANCE	FINANCIALS	77	1.8%	N/A	N/A
ANHEUSER-BUSCH INBEV SA/NV ADR	BELGIUM	CONSUMER STAPLES	77	1.8%	21.7	18.2
Number of Equity Holdings = 59		Total		55.0 %		

Sit ESG Growth Fund
Portfolio Market Capitalization Summary
March 31, 2017

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE INC	300	141.883	143.660	1.0	753,718
MICROSOFT CORP	1,650	54.840	65.860	2.5	508,935
JOHNSON & JOHNSON	975	121.303	124.550	2.8	337,642
FACEBOOK INC-A	320	115.031	142.050	1.1	334,552
JPMORGAN CHASE & CO	800	66.579	87.840	1.6	313,761
ALPHABET INC - CL A	100	734.091	847.800	2.0	251,897
NESTLE SA ADR	900	79.541	76.900	1.6	239,325
PFIZER INC	3,375	35.414	34.210	2.7	203,725
VERIZON COMMUNICATIONS INC	1,775	54.344	48.750	2.0	198,741
ANHEUSER-BUSCH INBEV SA/NV ADR	700	122.373	109.760	1.8	185,850
ROCHE HOLDING AG ADR	2,100	31.125	32.030	1.6	180,025
HOME DEPOT INC/THE	665	131.693	146.830	2.3	176,624
INTEL CORP	3,050	34.644	36.070	2.6	170,539
VISA INC	800	76.470	88.870	1.7	165,122
HSBC HOLDINGS PLC ADR	1,300	39.992	40.820	1.2	161,928
PEPSICO INC	800	108.300	111.860	2.1	159,763
UNITEDHEALTH GROUP INC	375	137.142	164.010	1.4	158,246
SIEMENS AG ADR	1,100	52.464	68.500	1.8	116,450
3M CO	600	172.699	191.330	2.7	114,338
INDUSTRIA DE DISENO TEXTIL SA	2,550	34.579	35.250	2.1	109,863
SCHLUMBERGER LTD	550	81.899	78.100	1.0	108,881
ROYAL DUTCH SHELL PLC ADR	600	55.877	55.830	0.8	104,555
ABBVIE INC	950	64.143	65.160	1.4	103,837
GOLDMAN SACHS GROUP INC/THE	375	153.432	229.720	2.0	91,380
MITSUBISHI UFJ FINL GROUP ADR	8,325	6.024	6.340	1.2	89,830
STARBUCKS CORP	1,800	56.021	58.390	2.4	85,098
ALLIANZ SE ADR	5,100	16.417	18.530	2.2	84,682
DOW CHEMICAL CO/THE	1,300	53.534	63.540	1.9	77,094
ACCENTURE PLC CL A	510	114.062	119.880	1.4	74,336
NIKE INC CL B	1,100	56.034	55.730	1.4	73,855

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
DIAGEO PLC ADR	600	114.145	115.580	1.6	72,731
ADOBE SYSTEMS INC	500	98.180	130.130	1.5	64,375
ING GROEP NV ADR	6,575	11.067	15.090	2.3	58,512
FEDEX CORP	450	159.610	195.150	2.0	52,178
SUNCOR ENERGY INC	3,250	28.584	30.750	2.3	51,322
TJX COS INC/THE	950	79.133	79.080	1.7	51,053
OCCIDENTAL PETROLEUM CORP	700	73.489	63.360	1.0	48,444
IBERDROLA SA ADR	3,850	26.516	28.600	2.6	46,189
PRUDENTIAL FINANCIAL INC	475	75.598	106.680	1.2	45,912
ZURICH INSURANCE GROUP AG ADR	3,500	24.990	26.670	2.2	40,192
BCE INC	950	44.377	44.270	1.0	39,786
ECOLAB INC	425	120.733	125.340	1.2	36,356
COGNIZANT TECH SOLUTIONS CL A	750	57.556	59.520	1.0	36,226
MARRIOTT INTERNATIONAL INC CL A	1,100	69.623	94.180	2.4	36,124
BOSTON SCIENTIFIC CORP	2,225	24.427	24.870	1.3	34,046
DELTA AIR LINES INC	1,500	37.109	45.960	1.6	33,586
ALLSTATE CORP/THE	525	68.376	81.490	1.0	29,754
HUMANA INC	250	162.612	206.140	1.2	29,743
ASTELLAS PHARMA INC	3,200	15.560	13.169	1.0	29,258
UNIBAIL-RODAMCO SE ADR	3,325	25.142	23.285	1.8	23,144
INGERSOLL-RAND PLC	1,250	65.831	81.320	2.4	21,103
ROCKWELL AUTOMATION INC	350	155.033	155.710	1.3	20,024
KEYCORP	2,500	17.486	17.780	1.0	19,238
RELX NV-SPON ADR	4,700	17.559	18.560	2.0	18,945
COCA-COLA EUROPEAN PARTNERS PLC	2,100	38.259	37.690	1.8	18,207
T ROWE PRICE GROUP INC	925	71.864	68.150	1.5	16,477
INGENICO GROUP SA	685	106.084	94.377	1.5	5,804
LEGG MASON INC	1,600	29.175	36.110	1.3	3,519
ASICS CORP	2,400	16.702	16.061	0.9	3,212

WEIGHTED AVERAGE:	119,180
UNWEIGHTED AVERAGE:	113,899
MEDIAN:	73,855

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Investment Associates

Sit ESG Growth Fund
Equity Characteristics
March 31, 2017

	Sit ESG Growth Fund	MSCI World	MSCI World Growth
Earnings Outlook - Strong Growth [1]			
2017 Projected Gain	+6.5%	+7.4%	+17.0%
2018 Projected Gain	+11.6%	+12.0%	+12.9%
5-Year Projected Growth	+10.5%	+11.9%	+13.9%
Dividend Yield			
Total Fund	+2.4%	+2.5%	+1.7%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+12.8%	+14.3%	+15.5%
Weighted Average Price/Earnings Ratio [2]			
FY1 Calendar P/E	19.1x	21.8x	26.4x
FY2 Calendar P/E	16.8x	18.5x	21.6x
Median Price/Earnings Ratio [2]			
FY1 Calendar P/E	17.7x	18.2x	21.1x
FY2 Calendar P/E	16.3x	16.4x	18.8x
Average P/E-to-5-Year Earnings Growth Ratio			
FY1 Calendar PEG	2.2x	2.3x	2.1x
FY2 Calendar PEG	2.0x	2.1x	2.0x
Weighted Average Market Capitalization ($MIL)	119,180	115,179	124,267

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x

Source: FactSet

Sit ESG Growth Fund
Investment Performance
March 31, 2017

	Year 2017					(07/01/16 - 03/31/17)
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	YTD	Cumulative
Sit ESG Growth Fund - Class I	5.40%				5.40%	7.52%
Sit ESG Growth Fund - Class S	5.30%				5.30%	7.29%
MSCI World Index (Net Div)	6.38%				6.38%	13.62%

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell your shares. Average annual returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or for the redmeption of Fund shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for performance data through the most recent month end.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit ESG Growth Fund
Performance Attribution (Gross of Fees)
June 30, 2016-March 31, 2017

	Sit ESG Growth Fund			M_WORLD			Attribution Analysis			
Region	Average Weight	Total Return (Base)	Total Return (Local)	Average Weight	Total Return (Base)	Total Return (Local)	Stock Selection (Local)	Allocation Effect (Local)	Currency Effect	Total Effect (Base)
North America	56.23	16.52	16.52	61.42	14.48	14.66	0.64	0.12	0.06	0.81
United Kingdom	3.78	12.04	13.87	5.71	6.14	13.40	-0.14	-0.08	0.37	0.15
Africa/Mideast	0.00	0.00	0.00	0.23	-14.14	-17.86	0.00	0.07	-0.01	0.06
Non-Euroland	4.20	4.15	6.15	5.53	7.82	11.18	-0.11	0.10	0.05	0.04
Latin America	0.00	0.00	0.00	0.01	28.64	28.64	0.00	-0.02	0.01	-0.01
Asia/Pacific Ex Japan	0.56	4.78	3.79	5.51	20.84	20.88	-0.09	-0.21	-0.10	-0.39
Japan	4.53	-1.47	8.86	8.89	13.50	23.18	-0.97	-0.37	0.35	-0.99
Euroland	18.27	5.28	8.53	12.58	16.71	20.83	-1.95	0.34	-0.07	-1.68
[Cash]	12.43	0.32	0.32	0.00	0.00	0.00	0.00	-3.37	0.15	-3.22
Total	**100.00**	**8.81**	**10.10**	**100.00**	**14.06**	**16.17**	**-2.62**	**-3.45**	**0.82**	**-5.25**

Source: FactSet
Returns are gross of fees on this page

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell your shares. Average annual returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or for the redemption of Fund shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for performance data through the most recent month end.

Sit ESG Growth Fund Performance Attribution (Gross of Fees)

June 30, 2016-March 31, 2017

		Sit ESG Growth Fund						M WORLD				Attribution Analysis			
Company Name	Subregion	Net Beg. Weight	Net End Weight	Net Average Weight	Base Return*	Local Return*	Net Contribution To Return	Net Average Weight	Base Return*	Local Return*	Net Contribution To Return	Net Average Weight Variation	Net Contribution	Contribution to Local Selection Effect (All Holdings)	Net Total Effect
Stocks We Own That Helped															
Prudential Financial, Inc.	*North America*	0.00	1.16	1.59	48.53	48.53	0.76	0.12	53.00	53.00	0.06	1.47	0.70	0.51	0.53
ING Groep NV Sponsored ADR	*Euroland*	0.00	2.27	1.92	44.31	49.36	0.72	0.00	0.00	0.00	0.00	1.92	0.72	0.46	0.48
Goldman Sachs Group, Inc.	*North America*	0.00	1.97	1.73	56.44	56.44	0.80	0.22	56.09	56.09	0.11	1.51	0.69	0.47	0.48
Marriott International, Inc. Class A	*North America*	0.00	2.37	1.79	40.54	40.54	0.72	0.07	43.36	43.36	0.03	1.73	0.69	0.44	0.46
Delta Air Lines, Inc.	*North America*	0.00	1.57	1.94	26.76	26.76	0.59	0.03	27.94	27.94	0.01	1.92	0.59	0.30	0.33
Ingersoll-Rand Plc	*North America*	0.00	2.32	1.90	28.85	28.85	0.54	0.06	29.62	29.62	0.02	1.85	0.53	0.26	0.27
Siemens AG Sponsored ADR	*Euroland*	0.00	1.72	1.46	37.50	42.01	0.48	0.27	38.72	44.09	0.09	1.19	0.39	0.22	0.25
Humana Inc.	*North America*	0.00	1.18	1.68	19.07	19.07	0.45	0.08	15.17	15.17	0.01	1.60	0.44	0.21	0.23
Adobe Systems Incorporated	*North America*	0.00	1.49	1.14	36.72	36.72	0.40	0.16	35.85	35.85	0.05	0.98	0.35	0.21	0.21
FedEx Corporation	*North America*	0.00	2.01	1.70	27.68	27.68	0.43	0.14	29.42	29.42	0.04	1.57	0.40	0.18	0.19
Stocks We Didn't Own/Underweighted That Helped															
Exxon Mobil Corporation	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	1.07	-10.16	-10.16	-0.13	-1.07	0.13	0.28	0.27
Novo Nordisk A/S Class B	*Non-Euroland*	0.00	0.00	0.00	0.00	0.00	0.00	0.23	-33.66	-31.12	-0.11	-0.23	0.11	0.13	0.14
Bristol-Myers Squibb Company	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.29	-25.06	-25.06	-0.10	-0.29	0.10	0.14	0.14
Novartis AG	*Non-Euroland*	0.00	0.00	0.00	0.00	0.00	0.00	0.51	-6.44	-3.87	-0.05	-0.51	0.05	0.07	0.11
AT&T Inc.	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.75	-0.41	-0.41	-0.01	-0.75	0.01	0.12	0.11
Nestle S.A.	*Non-Euroland*	0.00	0.00	0.00	0.00	0.00	0.00	0.71	-0.47	2.26	-0.01	-0.71	0.01	0.08	0.11
Gilead Sciences, Inc.	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.30	-16.94	-16.94	-0.06	-0.30	0.06	0.11	0.10
Coca-Cola Company	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.52	-3.96	-3.96	-0.03	-0.52	0.03	0.10	0.10
CVS Health Corporation	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.27	-16.74	-16.74	-0.06	-0.27	0.06	0.09	0.09
Roche Holding Ltd Genusssch.	*Non-Euroland*	0.00	0.00	0.00	0.00	0.00	0.00	0.51	0.38	3.13	-0.01	-0.51	0.01	0.03	0.08
Stocks We Own That Hurt															
U.S. Dollar	*[Cash]*	100.00	1.75	12.43	0.32	0.32	0.03	0.00	0.00	0.00	0.00	12.43	0.03	0.00	-3.21
Occidental Petroleum Corporation	*North America*	0.00	1.01	1.69	-15.36	-15.36	-0.33	0.16	-13.33	-13.33	-0.02	1.53	-0.30	-0.48	-0.47
Veolia Environnement SA Sponso	*Euroland*	0.00	0.00	0.94	-19.83	-15.87	-0.39	0.03	-13.17	-9.81	0.00	0.91	-0.39	-0.39	-0.44
Astellas Pharma Inc.	*Japan*	0.00	0.96	1.59	-15.12	-9.27	-0.28	0.09	-13.78	-6.35	-0.01	1.50	-0.27	-0.43	-0.43
Ajinomoto Co., Inc.	*Japan*	0.00	0.00	1.22	-15.25	-9.73	-0.26	0.04	-14.84	-7.51	-0.01	1.19	-0.26	-0.38	-0.37
Gildan Activewear Inc.	*North America*	0.00	0.00	0.99	-15.74	-15.74	-0.26	0.00	0.00	0.00	0.00	0.99	-0.26	-0.38	-0.37
Anheuser-Busch InBev SA/NV Sp	*Euroland*	0.00	1.75	1.45	-12.73	-9.87	-0.29	0.27	-14.73	-11.43	-0.06	1.18	-0.23	-0.37	-0.35
Ingenico Group SA	*Euroland*	0.00	1.48	1.12	-10.83	-5.99	-0.22	0.01	-18.97	-15.83	0.00	1.10	-0.21	-0.34	-0.33
Unibail-Rodamco SE Unsponsore	*Euroland*	0.00	1.78	1.41	-7.01	-3.97	-0.12	0.00	0.00	0.00	0.00	1.41	-0.12	-0.33	-0.28
BCE Inc.	*North America*	0.00	0.96	1.54	-5.00	-5.00	-0.09	0.00	0.00	0.00	0.00	1.54	-0.09	-0.29	-0.26
Stocks We Didn't Own/Underweighted That Hurt															
Apple Inc.	*North America*	0.00	0.98	0.03	1.94	1.94	0.01	1.89	52.52	52.52	0.85	-1.86	-0.83	-0.56	-0.57
Bank of America Corporation	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.58	79.76	79.76	0.36	-0.58	-0.36	-0.27	-0.27
Citigroup Inc	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.46	42.51	42.51	0.17	-0.46	-0.17	-0.11	-0.11
NVIDIA Corporation	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.13	132.78	132.78	0.11	-0.13	-0.11	-0.09	-0.09
Banco Santander S.A.	*Euroland*	0.00	0.00	0.00	0.00	0.00	0.00	0.21	66.02	72.45	0.11	-0.21	-0.11	-0.08	-0.08
Amazon.com, Inc.	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.95	23.88	23.88	0.21	-0.95	-0.21	-0.06	-0.08
Morgan Stanley	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.16	67.78	67.78	0.09	-0.16	-0.09	-0.06	-0.06
Glencore plc	*United Kingdom*	0.00	0.00	0.00	0.00	0.00	0.00	0.12	91.64	104.87	0.08	-0.12	-0.08	-0.07	-0.06
Boeing Company	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.27	39.56	39.56	0.10	-0.27	-0.10	-0.06	-0.06
Netflix, Inc.	*North America*	0.00	0.00	0.00	0.00	0.00	0.00	0.15	61.58	61.58	0.08	-0.15	-0.08	-0.05	-0.06
Total		**100.00**	**100.00**	**100.00**	**8.81**	**10.10**	**8.81**	**100.00**	**14.06**	**16.17**	**14.06**	**0.00**	**-5.25**	**-2.62**	**-5.25**

Source: FactSet Returns are gross of fees on this page

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell your shares. Average annual returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or for the redemption of Fund shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for performance data through the most recent month end.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit ESG Growth Fund Performance Attribution (Gross of Fees)

June 30, 2016-March 31, 2017

Company Name	Sit ESG Growth Fund						M WORLD				Attribution Analysis			
	Net Beg. Weight	Net End Weight	Net Average Weight	Base Return*	Local Return*	Net Contribution To Return	Net Average Weight	Base Return*	Local Return*	Net Contribution To Return	Net Average Weight Variation	Net Contribution	Contribution to Local Selection Effect (All Holdings)	Net Total Effect
Stocks That Helped Within The Region														
North America	0.00	64.48	56.23	16.52	16.52	8.19	61.42	14.48	14.66	9.06	-5.19	-0.86	0.64	0.81
Prudential Financial, Inc.	0.00	1.16	1.59	48.53	48.53	0.76	0.12	53.00	53.00	0.06	1.47	0.70	0.51	0.53
Goldman Sachs Group, Inc.	0.00	1.97	1.73	56.44	56.44	0.80	0.22	56.09	56.09	0.11	1.51	0.69	0.47	0.48
Marriott International, Inc. Class A	0.00	2.37	1.79	40.54	40.54	0.72	0.07	43.36	43.36	0.03	1.73	0.69	0.44	0.46
Delta Air Lines, Inc.	0.00	1.57	1.94	26.76	26.76	0.59	0.03	27.94	27.94	0.01	1.92	0.59	0.30	0.33
Exxon Mobil Corporation	0.00	0.00	0.00	0.00	0.00	0.00	1.07	-10.16	-10.16	-0.13	-1.07	0.13	0.28	0.27
United Kingdom	0.00	4.16	3.78	12.04	13.87	0.10	5.71	6.14	13.40	0.32	-1.93	-0.22	-0.14	0.15
Delphi Automotive PLC	0.00	0.00	0.87	9.69	9.69	0.14	0.06	30.20	30.20	0.02	0.81	0.12	0.05	0.04
Royal Dutch Shell Plc Sponsored AI	0.00	0.76	0.02	0.25	0.42	0.00	0.63	1.18	8.16	0.02	-0.61	-0.02	0.05	0.07
Vodafone Group Plc	0.00	0.00	0.00	0.00	0.00	0.00	0.21	-12.77	-6.75	-0.04	-0.21	0.04	0.05	0.06
BT Group plc	0.00	0.00	0.00	0.00	0.00	0.00	0.12	-24.69	-19.49	-0.04	-0.12	0.04	0.04	0.05
National Grid plc	0.00	0.00	0.00	0.00	0.00	0.00	0.14	-12.06	-5.99	-0.02	-0.14	0.02	0.03	0.04
Africa/Mideast	0.00	0.00	0.00	0.00	0.00	0.00	0.23	-14.14	-17.86	-0.04	-0.23	0.04	0.00	0.06
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Stocks That Hurt Within The Region														
[Cash]	100.00	1.75	12.43	0.32	0.32	0.03	0.00	0.00	0.00	0.00	12.43	0.03	0.00	-3.22
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
Euroland	0.00	20.11	18.27	5.28	8.53	0.75	12.58	16.71	20.83	2.01	5.69	-1.26	-1.95	-1.68
Veolia Environnement SA Sponsore	0.00	0.00	0.94	-19.83	-15.87	-0.39	0.03	-13.17	-9.81	0.00	0.91	-0.39	-0.39	-0.44
Anheuser-Busch InBev SA/NV Spo	0.00	1.75	1.45	-12.73	-9.87	-0.29	0.27	-14.73	-11.43	-0.06	1.18	-0.23	-0.37	-0.35
Ingenico Group SA	0.00	1.48	1.12	-10.83	-5.99	-0.22	0.01	-18.97	-15.83	0.00	1.10	-0.21	-0.34	-0.33
Unibail-Rodamco SE Unsponsored /	0.00	1.78	1.41	-7.01	-3.97	-0.12	0.00	0.00	0.00	0.00	1.41	-0.12	-0.33	-0.28
Medtronic plc	0.00	0.00	1.40	-7.42	-7.42	-0.16	0.34	-5.17	-5.17	-0.02	1.06	-0.13	-0.30	-0.23
Japan	0.00	3.05	4.53	-1.47	8.86	-0.46	8.89	13.50	23.18	1.18	-4.36	-1.64	-0.97	-0.99
Astellas Pharma Inc.	0.00	0.96	1.59	-15.12	-9.27	-0.28	0.09	-13.78	-6.35	-0.01	1.50	-0.27	-0.43	-0.43
Ajinomoto Co., Inc.	0.00	0.00	1.22	-15.25	-9.73	-0.26	0.04	-14.84	-7.51	-0.01	1.19	-0.26	-0.38	-0.37
Asics Corporation	0.00	0.88	1.10	1.46	12.10	0.00	0.01	-3.11	5.24	0.00	1.09	0.00	-0.11	-0.14
Mitsubishi UFJ Financial Group, Inc	0.00	1.21	0.62	5.84	8.25	0.08	0.22	45.62	58.16	0.09	0.40	-0.01	-0.06	-0.10
Nomura Holdings, Inc.	0.00	0.00	0.00	0.00	0.00	0.00	0.06	80.25	95.78	0.03	-0.06	-0.03	-0.03	-0.03
Total	100.00	100.00	100.00	8.81	10.10	8.81	100.00	14.06	16.17	14.06	0.00	-5.25	-2.62	-5.25

Source: FactSet
Returns are gross of fees on this page

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell your shares. Average annual returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or for the redemption of Fund shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for performance data through the most recent month end.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

III. Biographical Data and Disclosures

Sit Mutual Funds
Equity Funds

SIT MUTUAL FUNDS EQUITY FUNDS

Sit Mutual Funds 800-332-5580 www.sitfunds.com

	Balanced Fund	Dividend Growth Fund		Global Dividend Growth Fund		Small Cap Dividend Growth Fund		ESG Growth Fund	
		Class I[1]	Class S[1]	Class I[1]	Class S[1]	Class I[1]	Class S[1]	Class I[1]	Class S[1]
Investment Objectives	Long-term capital appreciation, preserve principal and provide income	Provide current income that exceeds the dividend yield of the S&P 500® Index; Long-term capital appreciation		Provide current income that exceeds the dividend yield of MSCI World Index; Long-term capital appreciation		Provide current income that exceeds the dividend yield of the Russell 2000® Index; Long-term capital appreciation		Maximization of long-term capital appreciation	
Minimum Inv. Regular Acct.	$5,000	$100,000	$5,000	$100,000	$5,000	$100,000	$5,000	$100,000	$5,000
Minimum Inv. Retirement Acct.	$2,000	$100,000	$2,000	$100,000	$2,000	$100,000	$2,000	$100,000	$2,000
Primary Investment Vehicles and Parameters	Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities	At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks of growth companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000® Index measured at the end of the previous 12 months; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of its net assets in common stock of U.S. and foreign companies that have strong environmental, social and corporate governance (ESG) practices at the time of purchase. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).	
Dividend Policy	Quarterly (if any) automatically reinvested, may request cash distribution							Annually (if any) automatically reinvested, may request cash distribution	
Expense Ratios	1.00%	1.00%	1.25%[2]	1.25%	1.50%[2]	1.25%	1.50%[2]	1.25%	1.50%[2]
Total Assets as of 12/31/16	$24.6 Million	$927.3 M	$67.4 M	$22.7 M	$3.1 M	$10.5 M	$3.0 M	$2.1 M	$2.1 M
Inception Date	12/31/93	12/31/03	3/31/06	9/30/08	9/30/08	3/31/15	3/31/15	6/30/16	6/30/16
NASDAQ Symbols	SIBAX	SDVGX	SDVSX	GDGIX	GDGSX	SSCDX	SDFSX	IESGX	SESGX
CUSIP Numbers	82980D-20-2	82980D-70-7	82980D-80-6	82980D-88-9	82980D-87-1	82980D-86-3	82980D-85-5	82980D-84-8	82980D-83-0

	Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Developing Markets Growth Fund
Investment Objectives	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation
Minimum Inv. Regular Acct.	$5,000	$5,000	$5,000	$5,000	$5,000
Minimum Inv. Retirement Acct.	$2,000	$2,000	$2,000	$2,000	$2,000
Primary Investment Vehicles and Parameters	At least 80% of net assets in common stocks of growth companies with market caps of $5 billion or more at the time of purchase	At least 80% of net assets in common stocks of growth companies with market caps of $2 billion to $15 billion at the time of purchase	At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	At least 80% of net assets in common stocks of growth companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000® Index measured at the end of the previous 12 months	At least 80% of net assets in common stocks of companies domiciled or operating in developing markets
Dividend Policy	Annually (if any) automatically reinvested, may request cash distribution				
Expense Ratios	1.00%	1.25%	1.50%	1.50%	2.00%
Total Assets as of 12/31/16	$111.9 Million	$142.0 Million	$19.6 Million	$86.5 Million	$6.9 Million
Inception Date	9/2/82	9/2/82	11/1/91	7/1/94	7/1/94
NASDAQ Symbols	SNIGX	NBNGX	SNGRX	SSMGX	SDMGX
CUSIP Numbers	829797-10-9	829796-10-1	82980D-10-3	82980D-30-1	82980D-40-0

(1) Please refer to your prospectuses for details on the Dividend Growth Fund, Global Dividend Growth Fund, Small Cap Dividend Growth Fund and ESG Growth Fund share classes.
(2) Includes a 25 basis point 12b-1 fee.

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Equity Team Biographies



Roger J. Sit

CEO and Global Chief Investment Officer
26 years investment experience

1998 - Present Sit Investment Associates, Inc.
1991 - 1998 Goldman Sachs & Co., Vice President
1984 - 1990 Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Ronald D. Sit, CFA

Vice President, Research and Investment Management
Sectors: Retail and Consumer
32 years investment experience

1984 - Present Sit Investment Associates, Inc.
1981 - 1982 Gelco Corporation, Treasury Assistant
1977 Piper Jaffray, Research Assistant

Northwestern University, MM (1984); BA (1981)

rds@sitinvest.com



Denise A. Anderson, Ph.D.

Vice President - Research and Investment Management
Sector: Healthcare
19 years investment experience

2008 - Present Sit Investment Associates, Inc.
2000 - 2008 Bank Julius Baer, First Vice President
1998 - 2000 Bank Sarasin, Chem. and Pharm. Analyst/V.P.
1992 - 1998 Roche Holding Company, Director/Scientist
1989 - 1991 BASF, Senior Scientist

Duke University, MBA (1997)
The Johns Hopkins University, Ph.D. (1989)
University of Minnesota, BA (1983)

daa@sitinvest.com



Kent L. Johnson, CFA

Senior Vice President, Research and Investment Mgmt.
Sectors: Financials and Capital Goods
24 years investment experience

1989 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (1995)
University of Minnesota, BS (1989)

klj@sitinvest.com



David A. Brown, CFA

Vice President, Research and Investment Management, and Director of Client Services
Sectors: Consumer and Accounting
22 years investment experience

1997 - Present Sit Investment Associates, Inc.
1986 - 1997 KPMG Peat Marwick LLP, Director, Financial Services - Corp. Finance Practice

University of North Dakota, BBA (1986)

dab@sitinvest.com



Joseph R. Eshoo

Vice President, Research and Investment Management
Sectors: Technology and Telecommunications
22 years investment experience

2008 - Present Sit Investment Associates, Inc.
2005 - 2007 HighMark Capital, V.P./Senior Tech Analyst
2003 - 2005 Zacks Investment Research, Senior Analyst
2002 - 2003 Rodman & Renshaw, Senior V.P.
1997 - 2001 A.G. Edwards & Sons, Senior Analyst
1995 - 1996 SEI Corporation, Senior Research Consultant
1982 - 1992 Northrup, EW Design Manager

University of Chicago, MBA (1991)
Northwestern University, MEM (1988)
Marquette University, BSEE (1982)

jre@sitinvest.com

Equity Team Biographies



Michael T. Manns
Vice President, Research and Investment Management
Sector: Healthcare
30 years investment experience

2014 - Present	Sit Investment Associates, Inc.
2009 - 2014	Bloomberg Industries, Sr. Equity Analyst
2006 - 2008	Lehman Brothers, Managing Director
2004 - 2006	Engeman Asset Management, Senior V.P.
1994 - 2004	American Express Financial Advisors, V.P.
1990 - 1994	Boatmen's Trust Company, V.P.
1988 - 1990	Banc One Asset Management, Research Analyst

The Wharton School - Univ. of Pennsylvania, MBA (1987)
University of Dayton, BA (1978)

mtm@sitinvest.com



Michael C. Marzolf
Vice President, Research and Investment Management
Sector: Technology and Financials
18 years investment experience

2016 - Present	Sit Investment Associates, Inc.
2007 - 2016	Columbia Management, Portfolio Manager
2005 - 2007	Thrivent Financial, Portfolio Manager
2003 - 2004	Red Sky Partners, Partner/Analyst
1998 - 2003	Piper Jaffray, Senior Analyst
1994 - 1998	McGladrey & Pullen, Senior Auditor

University of St. Thomas, BS (1993)

mcm@sitinvest.com



Tasha M. Murdoff
Vice President, Research and Investment Management
Regions: Europe, Japan, Emerging Markets
17 years investment experience

1995 - Present	Sit Investment Associates, Inc.

University of St. Thomas, MBA (2002)
Augsburg College, BA (1997)

tmm@sitinvest.com



Mark A. Pepper
Vice President, Research and Investment Management
Region: Europe
18 years investment experience

2008 - Present	Sit Investment Associates, Inc., V.P.
2007 - 2008	OFI Institutional Asset Management
2002 - 2007	Sit Investment Associates, Inc.
1996 - 1999	Goldman Sachs & Co., Financial Analyst

Harvard Business School, MBA (2001)
Bryant College, BS (1995)

map@sitinvest.com



Raymond E. Sit
Vice President, Research and Investment Management
Regions: Asia and Emerging Markets
25 years investment experience

1992 - Present	Sit Investment Associates, Inc.
1988 - 1992	Tecolote Research, Inc., Cost Analyst

Pepperdine University, MBA (1990)
University of Minnesota, BS (1987)

res@sitinvest.com



Robert W. Sit, CFA
Vice President, Research and Investment Management
Sectors: Technology and Energy
25 years investment experience

1991 - Present	Sit Investment Associates, Inc.

Northwestern University, MBA (2002)
DePauw University, BA (1991)

rws@sitinvest.com

Equity Team Biographies



Michael J. Stellmacher, CFA

Vice President, Research and Investment Management
Sectors: Energy and Materials
25 years investment experience

2001 - Present	Sit Investment Associates, Inc.
1987 - 2000	The Pillsbury Company, Mgr. Benefits Invest.
1984 - 1987	Tri/Valley Growers, Mgr. - Econ. Research
1979 - 1983	U.S. Department of Agriculture, Economist

University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin, BS (1977)

mjs@sitinvest.com



Ningning Tang, CFA

Equity Research Analyst
Region: Greater China
13 years investment experience

2007 - Present	Sit Investment Associates, Inc.
2005 - 2007	Craig - Hallum Capital Group LLC, Associate Equity Analyst
2004 - 2005	Peregrine Capital Management, Intern
1993 - 1998	Prima Pacific Inc., Analyst

University of St. Thomas, MBA (2004)
Beijing Second Institute of Foreign Languages, BA (1992)

nt@sitinvest.com



Lee J. Feltman, CFA

Equity Research Associate
Quantitative Analysis
Sectors: Generalist
9 years investment experience

2007 - Present Sit Investment Associates, Inc.

University of Minnesota, BS (2009)

ljf@sitinvest.com



Stacey M. Curme

Equity Trader and Equity Research Analyst
Sectors: Generalist
20 years investment experience

1993 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (2001), BS (1993)

smc@sitinvest.com



Bradley W. Meyer

Equity Trader and Equity Research Associate
Quantitative Analysis
Sectors: Generalist
14 years investment experience

2001 - Present	Sit Investment Associates, Inc.
2000 - 2001	Investment Advisers, Inc., Investment Accountant

University of Minnesota, MBA (2008)
Gustavus Adolphus College, BA (1998)

bwm@sitinvest.com



Eric M. Manthe

Equity Research Associate
Quantitative Analysis
5 years investment experience

2004 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (2010)
St. Cloud State University, BS (2003)

emm@sitinvest.com

Sit Investment Associates

Equity Team Biographies



Nicholas D. Tich

Equity Research Associate
Quantitative Analysis
9 years investment experience

2005 - Present Sit Investment Associates, Inc.

University of St. Thomas, BS (2008)

ndt@sitinvest.com



Samuel K. V. Krawczyk

Equity Research Assistant
Quantitative Analysis
Sectors: Capital Goods and Consumer
3 years investment experience

2014 - Present Sit Investment Associates, Inc.

Northwestern University, BS (2012)

skk@sitinvest.com



Peter L. Mitchelson, CFA

Consultant
49 years investment experience

2008 - Present	Sit Investment Associates, Inc.
1981 - 2008	Sit Investment Associates, Inc., Vice Chairman
1978 - 1981	IDS Advisory, Senior Vice President
1968 - 1978	McLean, Budden Limited, Montreal

Harvard Business School, MBA (1966)
University of Toronto, BComm (1964)

plm@sitinvest.com



Scott A. Spalding, CFA

Institutional Marketing

2006 - Present	Sit Investment Associates, Inc.
1999 - 2006	FAF Advisors, Inc., Director, Consultant Relations
1994 - 1999	Piper Jaffray, Marketing and Sales

Winona State University, BS (1994)

sas@sitinvest.com

Important Disclosures

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Performance Results-Gross of Fees

For performance attribution information, gross returns were calculated on a time-weighted total return basis, including all dividends and interest, accrued income, realized and unrealized gains or losses. Returns for periods greater than one year are annualized. Gross of fees performance is presented net of brokerage commissions and execution costs, but does not reflect deduction for custodial and investment advisory fees, or the impact of income taxes. These expenses will reduce the returns quoted.

Risks specific to ESG Fund

Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. International investing involves certain risks and volatility due to potential political, economic, or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Index Description

The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

Morningstar, Inc.

The Morningstar information contained herein is proprietary to Morningstar and/or its content providers; may not be copied or distributed; and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.

Important Disclosures

<u>Definition of Terms</u>

Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Median market cap is the midpoint market capitalization of companies held by the Fund; half of the companies held by the Fund will have larger market capitalizations and half will have lower market capitalizations.

Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is considered more volatile than the overall market, while a beta below 1 is less volatile.

Return on Invested Capital (ROIC) is a measure of financial performance expressed as a percentage, and is used to assess the return that a company generates for investors who have provided capital, i.e. bondholders and stockholders. The general equation for ROIC is: (Net income - Dividends) dividend by (Debt + Equity).

Free Cash Flow Margin is a measure of financial performance expressed as a percentage, and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.